

September 2, 2021

Kenneth A. Berlin
President and Chief Executive Officer
Advaxis, Inc.
9 Deer Park Drive, Suite K-1
Monmouth Junction, NJ 08852

Re: Advaxis, Inc.
Registration Statement on Form S-4
Filed August 25, 2021
File No. 333-259065

Dear Mr. Berlin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences